Exhibit 99.1

March 14, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section NASDAQ (Ticker Symbol: KPFS)

Inquiries:	Ichiro Yasuda, General Manager of General Affairs Division

Telephone number:	+81 (0)3 3829 3210

Notice of Changes in Organization, Officers, and Other Personnel

Pepper Food Service Co., Ltd. (the “Company”) hereby announces the following changes in its organization, officers, and other personnel, as decided at the meeting of the Board of Directors held on March 14, 2019.

1.	Organizational Changes (as of March 14, 2019)

The Corporate Planning Office and the President’s Office are being integrated into the “Corporate Planning Promotion Office.” We are carrying out these structural reforms in preparation for changes in the business environment to further strengthen the Company’s management framework.

2.	Changes in Officers (as of March 14, 2019)

Name	New Title(s)	Previous Title(s)
Hiroto Saruyama	Managing Director Manager of Corporate Planning Promotion Office	Managing Director Manager of Corporate Planning Office

Takashi Tsuchiyama	Director Corporate Planning Promotion Office	Director President’s Office

3.	Changes in Executive Officers (as of March 14, 2019)

Name	New Title(s)	Previous Title(s)
Hirokazu Tabata	Executive Officer Manager, Corporate Planning Promotion Office Manager of External Sales, Sales Planning Division	Executive Officer Manager, President’s Office Manager of External Sales, Sales Planning Division

4.	Changes in Other Personnel (as of March 14, 2019)

Name	New Title(s)	Previous Title(s)
Yuichi Oyagi	Manager, Corporate Planning Promotion Office	Manager, President’s Office

End